MID-CON ENERGY PARTNERS, LP

2431 E 61st Street, Suite 850

Tulsa, Oklahoma 74136

(918) 743-7575

May 22, 2018

Via EDGAR

John Reynolds
Assistant Director
Office of Natural Resources

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Mid-Con Energy Partners, LP Registration Statement on Form S-3 Filed May 2, 2018 (File No. 333-224590)

Dear Mr. Reynolds:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Mid-Con Energy Partners, LP hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-224590) (the “Registration Statement”).  We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on May 25, 2018, or as soon as practicable thereafter.

Very truly yours,
MID-CON ENERGY PARTNERS, LP

By:	Mid-Con Energy GP, LLC,
its general partner

By:	/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Vice President, General Counsel and Corporate Secretary

cc:	William J. Cooper
Sidley Austin LLP
1501 K Street, NW #600
Washington, DC 20005
wcooper@sidley.com